SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

8 July 2005	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Appoints Meir Srebernik as CEO

Netanaya, Israel – July 7, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq & TASE: MATV), today announced that it’s shareholders approved the appointment of Meir Srebernik, Matav’s Chairman of the Board, to act also as the Company’s new Chief Executive Officer (CEO). The appointment is for a period of three years. Mr. Srebernik replaces Amit Levin, Matav’s former CEO who serves as Vice President of the Customers Division (Services & Logistics) of the merged operation of the Cable Companies.

Mr. Srebernik commented “On behalf of our Board, I want to take this opportunity to thank Amit Levin for his tremendous contribution to Matav. Amit’s dedication, talent and vision contributed significantly to Matav becoming a leading player in the Israeli telecommunication arena .I am glad that Amit will continue to play an important role in the Cable Companies future growth plans and I wish him luck in all his future endeavors”.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, Counsel
Matav-Cable Systems Media Ltd.
Tel.: +972-9-860-2261

Ayelet Shiloni
Integrated Investor Relations
Tel.:+1-866-447-8633
Tel:+972 6883-336
ayelet@integratedir.com.